Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

May 26, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Deutsche High Income Trust (the “Fund”) (File No. 811-05482) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White,

This letter is being submitted in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on April 28, 2016 with regard to the above-noted Proxy Statement filed with the Commission on April 25, 2016.

The comments of the SEC staff are restated below followed by the Fund’s responses.

1.	Comment: Please include discussion describing the benefits of converting the Fund to an open-end fund.

Response: Disclosure has been added under the heading “Background and Summary.”

2.	Comment: Please describe the consequences of the liquidation of the Fund, specifically how shares will be valued and how shareholders will be paid.

Response: Additional disclosure regarding the liquidation of the Fund has been added under the heading “Background and Summary.”

3.	Comment: Please advise as to why shareholders were not asked to vote on the liquidation of the Fund.

Response: The Fund’s Amended and Restated Agreement and Declaration of Trust provides that the trust may be terminated at any time by the Trustees by written notice to the shareholders without a vote by the shareholders. Disclosure to this effect has been added to the proxy statement. In addition, notice of the liquidation was provided via a press release issued on February 26, 2016 and information about the liquidation will be included in the Fund’s semi-annual report for the period ending May 31, 2016.

4.	Comment: Under the heading “Quorum and Required Vote,” the following language appears: “Unless a proxy is otherwise limited in this regard, the persons named as proxies may, at their discretion, vote those proxies in favor of adjournment.” Rule 14a-4 of the Securities Exchange Act of 1934 does not contain a provision that gives proxies the discretion to vote to adjourn a shareholder meeting. Please revise the disclosure.

Response: Disclosure regarding adjournment has been revised.

5.	Comment: Under the heading “Solicitation of Proxies,” the following language appears: “Except as noted above, the Fund will pay the costs of solicitation. . .” It is unclear what the phrase “except as noted above” means in this context. Please advise or revise the noted language to clarify.

Response: The language has been revised to delete the phrase “Except as noted above.”

6.	Comment: Please disclose the name and address of the Fund’s administrator in the Proxy Statement.

Response: The disclosure has been revised to indicate that Deutsche Investment Management Americas Inc. serves as administrator as well as investment advisor to the Fund.

7.	Comment: In Appendix B, item 7 discusses leverage as a key differentiating factor between open-end and closed-end funds. Please provide additional disclosure regarding the significance of the ability or inability to use leverage.

Response: Additional disclosure has been added to Appendix B.

8.	Comment: In the sample proxy card, please advise why no vote on the liquidation of the Fund is included.

Response: Please see the response to Comment 3 above.

In connection with the above-referenced filing by the Fund, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Amendment; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and (3) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.

2